DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 7, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated December 7, 2006

Enclosed is a copy of our News Release dated December 7, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dlw 12/19

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141. Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 7, 2006

For Immediate Release

ATKINSON GOLD PROJECT, LIPTON CLAIM BLOCK, DETOUR LAKE MINE AREA, PORCUPINE MINING DIVISION, BELOW JAMES BAY, ONTARIO

Drill Results

Dentonia Resources Ltd. ("Dentonia") has just completed its fall drill program, 10 diamond drill holes, 1,531 meters in total, over an area of 200m by 200m., which intersected 2 gold mineralized sub-parallel zones. The upper zone ranges from approximately 10 meters to approximately 100 meters below surface.

The upper zone is referred to as the MI zone and the gold mineralization was intersected in 7 holes in the current program and ranges in thickness from 1 meter to approximately 9 meters with gold grades ranging from 0.24 g/t to 85.51 g/t. The majority of the intersects are less than 2 g/t gold. The high grade intersect had a core length of 1 meter.

The second zone, referred to as the contact zone, approximately 60 meters below the MI or upper zone, was intersected in 25 drill holes completed by Dentonia and previous operators, with a thickness from 1 meter to approximately 10 meters, with grade ranging from 0.25 g/t gold over a core length of 1 meter, to 14.4 g/t gold over a core length of 7.7 meters.

Both zones are open to the north and northwest and dip gently to the north and west, further geophysical surveys and drilling will be required to evaluate the economic potential of these zones.

Summary of Significant Assays (>500 ppb Au [gold]) Lipton Claims, October - November 2006

Hole	From (m)	To (m)	Sample Length	Au (ppb)	Au (g/t)	Au reject (g/t)	Comment
L-06-11	16.00	17.00	1.0	3,919	3.77	4.80	Felsic Intrusive
L-06-12	106.00	107.00	1.0	594	0.62	0.58	Chemical Sediment
L-06-13	58.00	59.00	1.0	591	0.58	0.62	Mafic Flow
L-06-14	10.00	19.80	9.8		0.70		Mafic Flow
including	10.00	11.00	1.0	546	0.55	0.58	Mafic Flow
	15.00	16.00	1.0	2628	2.67	2.78	Mafic Flow
	16.00	17.00	1.0	1374	1.23	1.37	Mafic Flow
	19.00	19.80	0.8	1394	1.44	1.51	Mafic Flow
	73.00	74.00	1.0	1496	1.37	1.34	Mafic Tuff
	90.60	92.00	1.4	588	0.58	0.55	Feldspar Porphyry
L-06-15	7.00	10.00	3.0		0.77		Mafic Flow
	7.00	8.00	1.0	712	0.72	0.75	Mafic Flow
	8.00	9.00	1.0	963	0.99	1.03	Mafic Flow
	9.00	10.00	1.0	555	0.55	0.55	Mafic Flow
	95.00	102.00	7.0		3.12		

Hole	From (m)	To (m)	Sample Length	Au (ppb)	Au (g/t)	Au reject (g/t)	Comment
including	95.00	96.50	1.5	1057	1.06	1.03	Felsic Intrusive
	96.50	97.50	1.0	5858	6.03	6.17	Felsic Tuff
	97.50	98.40	0.9	8412	8.30	8.54	Felsic Tuff
	99.70	101.00	1.3	3215	3.08	3.29	Felsic Tuff
	101.00	102.00	1.0	2396	2.37	2.50	Felsic Tuff
L-06-16	53.50	54.50	1.0	730		0.69	Mafic Flow
	59.00	60.50	1.5	771		0.75	Mafic Flow
	72.50	74.00	1.5	1084		1.13	Mafic Flow
L-06-17	55.00	63.50	8.5		7.84		
including	55.00	56.00	1.0	>10000	**85.51**	**46.11**	Felsic Intrusive / Feldspar Porphyry
	56.00	57.50	1.5	1353	1.44	1.30	Mafic Flow
	62.00	63.50	1.5	1867	1.92	1.78	Mafic Flow
L-06-18							No Significant Assays
L-06-19	91.70	93.00	1.3	795	0.82	1.03	Chemical Sediment
	153.50	155.00	1.5	4570	4.77	4.32	Feldspar Porphyry
L-06-20	103.00	110.00	7.0		1.01		
	103.00	104.00	1.0	1490	1.58	1.44	Mafic Flow
	104.00	105.00	1.0	2325	2.47	2.47	Mafic Flow
	108.00	109.00	1.0	821	0.86	0.89	Mafic Flow
	109.00	110.00	1.0	1328	1.41	1.17	Mafic Flow
	134.00	135.00	1.0	486			Mafic Flow

Geology and Possible Model

The Lipton Property claims cover an area of 1 by 2 km overlying an Archean felsic domal structure with a central high-silica rhyolite core cut by intrusive porphyries. The core structure is flanked by overlapping (overlying) basaltic pillowed flows. Several horizons of chemical sedimentary rocks (sulphide, magnetite, silica-rich iron formations and graphitic exhalites) are present at the interface between the felsic rocks and the overlying pillowed basaltic flows. Dentonia and previous operators have drilled anomalous to ore-grade gold intersections in the chemical sedimentary rocks and in quartz veins associated with the felsic domal structure. The geological environment is similar to that of the world-class Archean gold and base metal mining camps such as Noranda, Val D'Or and Timmins – it is believed to represent an Archean sea-floor hydrothermal system consisting of fossilized black smokers.

This news release has been reviewed and approved by Paul Nicholls, P. Eng., Ontario, the project manager.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President